UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2002

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                           INCORPORATION BY REFERENCE

     The registrant's report on this Form 6-K is incorporated by reference into the registrant's Registration Statements on (i) Form F-3 (File No. 333- 12956); and (ii) Forms S-8 (File Nos. 33-8910; 33-9212; 333-12944; 333-91900 and 333-
99083).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ GERARD DE LA MARTINIERE
                                             ---------------------------------
                                             Name: Gerard de La Martiniere
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: November 13, 2002

                                  EXHIBIT INDEX



EXHIBITS                                DESCRIPTION
--------                                ---------------------------------------

    1 Press Release issued on November 12, 2002 by AXA, announcing its revenue results for the first nine months of 2002.

                                                                       EXHIBIT I


                                   [AXA LOGO]

                                  PRESS RELEASE


                                                        NOVEMBER 12, 2002




--------------------------------------------------------------------------------

                        AXA CONSOLIDATED REVENUES UP 5.3%
                   ON A COMPARABLE BASIS TO EURO 56.9 BILLION
                        FOR THE FIRST NINE-MONTHS OF 2002

--------------------------------------------------------------------------------


o LIFE & SAVINGS REVENUES, WHICH REPRESENT 64% OF TOTAL REVENUES, INCREASED 5.8% FROM THE SAME PERIOD LAST YEAR TO EURO 36.3 BILLION, BOOSTED BY A 10.2% GROWTH IN THE THIRD QUARTER, WITH SIGNIFICANT IMPROVEMENTS IN THE US AND JAPAN.

o PROPERTY & CASUALTY REVENUES, WHICH REPRESENT 22% OF TOTAL REVENUES, WERE EURO 12.5 BILLION, UP 5.1% FROM THE SAME PERIOD LAST YEAR, RESULTING FROM STRONG RATE INCREASES IN ALL MAJOR EUROPEAN COUNTRIES COMBINED WITH STRICTER UNDERWRITING.

o DUE TO WEAK FINANCIAL MARKETS, ASSET MANAGEMENT FEES, WHICH REPRESENT 5% OF TOTAL REVENUES, DECLINED BY 4.0% TO EURO 2.6 BILLION. OVERALL, THE GROUP'S ASSET MANAGERS COLLECTED EURO 3 BILLION IN NET NEW MONEY IN THE FIRST NINE MONTHS OF 2002.

o INTERNATIONAL INSURANCE REVENUES, WHICH REPRESENT 8% OF TOTAL REVENUES, WERE EURO 4.8 BILLION, UP 9.8%, DRIVEN BY SELECTIVE UNDERWRITING AND SIGNIFICANTLY HIGHER PREMIUM RATES.

--------------------------------------------------------------------------------
Numbers herein have not been adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.
--------------------------------------------------------------------------------

PARIS--AXA reported today that consolidated revenues for the first nine months of 2002 rose 5.3% to Euro 56.9 billion compared to the same period last year.


"Revenue growth accelerated in the third quarter of 2002 in our major operations, demonstrating the underlying strength of our businesses and the success of our focused strategy" said AXA CEO Henri de Castries. "The introduction of new products and the adaptability of our salesforce have enabled the Group to efficiently face a difficult economic environment. The fundamentals of our industry are intact, and it is one of the few industries to enjoy a growing customer base, an increased demand for financial protection products, and a positive pricing cycle in non-Life. The Group is benefiting from this, as demonstrated by the growth in Life & Savings and Property & Casualty revenues of 10% and 6%, respectively, in the third quarter of 2002."

"As stated in our half year earnings release, we confirm that we should achieve our expected cost savings and improvement in our combined ratio in 2002. As stated on September 2nd and then confirmed by the sharp downturn of financial markets in the third quarter of 2002, market volatility is such that we cannot predict operating performances for our Life & Savings and Asset Management operations, even if they have proven to be resilient in the first half of 2002. Overall, we remain cautious on 2002 operating earnings growth."




                                  --------------------------------------------------------------------------
Nine months ended
(Euro million)                     Sept 30,     Sept 30,    Change         Change on a      Contribution
                                    2002*        2001                      comparable         to Total
                                                                              basis           Revenues
------------------------------------------------------------------------------------------------------------



TOTAL                               56 911       55 539      +2.5%           +5.3%             100.0%

------------------------------------------------------------------------------------------------------------

Life & Savings                      36 259       35 136      +3.2%           +5.8%              63.7%

Property & Casualty                 12 497       12 348      +1.2%           +5.1%              22.0%

International Insurance              4 796        4 404      +8.9%           +9.8%               8.4%

Asset Management                     2 627        2 801      -6.2%           -4.0%               4.6%

Other Financial Services               733          850     -13.8%           -8.5%               1.3%
------------------------------------------------------------------------------------------------------------


* For materiality reasons, starting January 2002, AXA changed its consolidation method for the smallest subsidiaries, which were formerly fully integrated within AXA consolidation scope:
o Direct Assurances Vie (France), AXA-Minmetals (China), and the Luxembourg Bank (BIA, previously integrated within AXA Bank Belgium sub-group) have been "de-consolidated";
o Argovie (France), Direct Seguros (Spain), Turkey (L&S and P&C), Hong-Kong (P&C) and Singapore (P&C) are now accounted for by the equity method.
Such entities contributed Euro 445 million to AXA consolidated gross revenues for the nine-month period ended September 2001.

LIFE & SAVINGS: 64% OF CONSOLIDATED REVENUES
--------------------------------------------

TOTAL LIFE & SAVINGS REVENUES INCREASED 5.8% FROM THE SAME PERIOD LAST YEAR TO EURO 36,259 MILLION, BOOSTED BY A 10.2% GROWTH IN THE THIRD QUARTER, WITH SIGNIFICANT IMPROVEMENTS IN THE US AND JAPAN.

INVESTMENT & SAVINGS (63% OF LIFE & SAVINGS GROSS REVENUES): Despite difficult market conditions, revenues were up 10% in the nine-month period ended September 30, 2002, with unit-linked sales showing some resilience, despite a generally observed trend towards safer products with minimum capital protections. Premium growth was particularly strong in Japan (+88%), mainly on Group Premiums, and in the US (+28%), which benefited from strong Variable Annuity sales.
LIFE (20% OF LIFE & SAVINGS GROSS REVENUES): Revenues declined overall by 4%, with the exception of France (+9%), Germany (+1%) and Australia/New-Zealand (+1%).
HEALTH (9% OF LIFE & SAVINGS GROSS REVENUES): Revenues increased by 5%, with Asia-Pacific and continental Europe performing quite well, especially Japan, where the salesforce focused on sales of Medical Whole Life products, and Germany, which experienced strong new business sales.
OTHER REVENUES (8% OF LIFE & SAVINGS GROSS REVENUES): were flat.

                                       * *
                                        *

                                   ---------------------------------------------------------------
Nine months ended
(Euro million)                         Sept 30,         Sept 30,      Change        Change on a
                                         2002             2001                       comparable
                                                                                       basis
--------------------------------------------------------------------------------------------------
LIFE & SAVINGS                           36 259         35 136          +3.2%             +5.8%
.. United States                           9 237          8 426          +9.6%            +13.4%
.. France                                  7 675          8 069          -4.9%             -4.8%
.. United Kingdom                          6 641          6 808          -2.5%             -2.2%
.. Japan                                   4 859          4 227         +14.9%            +26.7%
.. Germany                                 2 227          2 118          +5.1%             +5.1%
.. Belgium                                 1 179          1 218          -3.2%             -3.2%
.. Australia / New Zealand                 1 569          1 573          -0.2%             -0.7%
.. Hong-Kong                                 716            831         -13.8%            -10.9%
.. Other countries                         2 155          1 866         +15.5%            +19.1%
-------------------------------------------------------------------------------------------------


UNITED STATES: Revenues were up 13% in the first nine months of the year, including third quarter growth of 27% over 3Q01. The combined two main insurance business lines (Investment & Savings and Life) grew by 18% in the first nine months of 2002 and 24% in the third quarter.

o INVESTMENT & SAVINGS: Premiums increased by 28% for the first nine months of 2002, mainly driven by continued strong sales of the new Variable Annuity Accumulator Series product line launched on April 1, 2002, and by strong first quarter sales of the fixed annuity product (SPDA) launched in September 2001. Variable annuity sales in 3Q02 increased 33% compared to 3Q01.
o LIFE: Premiums decreased by 5% due primarily to a reduction in renewal premiums during the first quarter of 2002.
o OTHER PREMIUMS decreased by 22% as the first nine months of 2001 benefited from a large deposit of Euro 361 million from the Equitable Pension Plan into an Institutional Separate Account, compared to a Euro 116 million deposit by the Equitable Pension Plan in the first nine months of 2002.


FRANCE: Revenues decreased by 5%, compared to the same period last year, versus a 7% decline in the first half of 2002, as they were hit by the non-recovery of financial markets, which heavily impacted unit-linked new business. The business was stable in the third quarter of 2002, due to commercial initiatives.

o INVESTMENT & SAVINGS: Individual savings premiums were down by 12%, as a result of a 58% drop in unit-linked premiums, partly offset by a 35% increase in general account premiums, as clients turned to products considered safer and as our salesforce successfully promoted products that better fit the current environment. In September 2002, general account premiums represented 76% of individual savings versus 50% in September 2001.
   Group premiums increased by 19% due to additional business with major clients. Group unit-linked premiums (29% of Group retirement) increased by 31% as compared to last year.
o LIFE & HEALTH: Individual and Group segments both grew by 6%, due to positive net inflows.


UNITED KINGDOM: Revenues fell 2%. Excluding Health, revenues declined 2%, with the new business index ("NBI") on an APE(1) basis up 1%(2).

o INVESTMENT & SAVINGS: Premium revenues were 2% lower than last year, with new business APE up 1%(2). Stock markets suffered increased volatility and sharp falls during the third quarter, which led to the slowdown in sales of traditional investment products. Consistent with its long held strategy of prudent management of its financial strength, AXA withdrew from the With Profits Bond market in July, leading to a 21% decline in Life & Savings premiums overall in the third quarter. AXA has since focused on the Distribution Fund range, which has a strong market position and a proven performance record in unsettled market conditions. AXA also launched its "Cautious Investment" proposition at the end of the third quarter and followed this with the launch of its Capital Protected Distribution bond at the beginning of October. Group pension business increased by 30%, benefiting from AXA's strategy of focusing on key

-----------------------
1 Annual Premium Equivalent (APE) representing total regular premiums plus 10%
  of single premiums.
2 Excluding a non-recurring bulk transfer.

   distributors in the intermediary market. This has offset a decline in sales of less profitable Individual Pensions from the exceptional level reached in 2001 when sales were driven by changes to tax legislation and by a non-recurring bulk transfer. AXA's existing strength in this market should be further reinforced by the launch of our new Group Pension proposition in the fourth quarter.
 o LIFE: Premiums were down 7% predominantly due to the exit from the mortgage endowment market.
 o HEALTH: Revenues decreased by 1% with the annual price increases partly offsetting the falling population rate.


JAPAN(3): Revenues increased by 27%, driven by large portfolio transfers in Group pension business and sustained efforts to increase the sales of individual health products.

o INVESTMENT & SAVINGS: Premiums increased by 88%, due to strong growth in Group pensions (+145% representing 41% of premiums), as AXA acquired additional participation in several large contracts. Individual premiums posted a 7% decrease reflecting the focus of the distribution channels on the more profitable products, most notably Health.
o LIFE: Premiums were down 4%, mostly impacted by a 62% drop in unit-linked revenues due to a shift from a single premium to a regular premium product. Traditional life products slightly increased by 1%, driven by a 10% growth of Whole Life products, offset by a 7% reduction in endowment premiums as there was a shift in focus towards more profitable products.
o HEALTH: Revenues grew by 8% as the salesforce focused on sales of Medical Whole Life products (+35%), which offer high margins.



GERMANY: Revenues rose 5%, mainly due to Investment & Savings and Health.
o INVESTMENT & SAVINGS: Revenues increased 9%, mainly driven by non unit-linked premiums up 7% (96% of total Investment & Savings premiums). This increase was supported by a strong growth in single premiums (+19%, in line with estimated market growth of 20%). Unit-linked business significantly increased but still represents a small portion of Investment & Savings premiums (4% versus 2% in the prior year).

o LIFE: Revenues were slightly up (+1%) due to the continuing shift in product mix towards unit-linked life premiums (10% of Life revenues compared to 8% last year), which grew by 27%.

o HEALTH: Additional rate increases and strong new business sales (+28%) continued to drive health premiums' growth of 12%, largely outperforming the estimated market growth of 5%.



BELGIUM: Premiums decreased by 3% from a record period a year ago. Third quarter premiums decreased by 9% on the back of low unit-linked products sales.

------------------
3 AXA Japan closes its accounts in September. Therefore, the gross written premium analysis relates to the 9-month period ending June 30, 2002.

o INVESTMENT & SAVINGS: Premiums decreased by 3%, with a 7% increase in Group premiums being more than offset by a 6% decrease in Individual premiums. The decline in individual premiums was mainly due to a 48% decrease in unit-linked contracts caused by difficult market conditions, partially offset by strong sales in non unit-linked products, in particular of Opti Deposit policies with minimum guaranteed returns, which were launched in November 2001. The major product Crest registered an expected decline (-10%), due to a decrease in guaranteed rates to 3.25% from 3.75% in March 2002.
   Belgium is compensating lower demand for long-term products in Investment & Savings by increasing the sales of savings products held by AXA Bank Belgium (mutual Funds, banking and savings accounts). Total net new money at AXA Bank Belgium (reported under "other financial services") increased by 28% to Euro 846 million. Assets under management slightly increased by 1% to Euro 10.4 billion.
o  LIFE: Premiums decreased by 3% on old generation products.


AUSTRALIA & NEW ZEALAND(4): Revenues were down 1% compared to last year, reflecting the difficult market conditions that have led to a reduction in overall industry volumes.
o INVESTMENT & SAVINGS: Premiums declined 3%, reflecting lower sales of single premium retirement products, in particular annuities, in line with market trend. This decline was offset by strong growth in other unit-linked business.
o LIFE: Premiums increased by 1% overall, with strong growth in Individual Life business offsetting lower growth in old-style business.
o INCOME PROTECTION: Premiums declined by 2%, mainly due to the shift in the target market for this product, generating lower volumes but more profitable business.
o  HEALTH(5): Premiums were up 3%.
o OTHER REVENUES: increased significantly, as net mutual fund sales amounted to Euro 404 Million, benefiting from continued growth in Mezzanine unit trusts and from Euro 155 million in net flows recorded by Sterling Grace (acquired in November 2001) and by ipac (acquired in the second half of 2002).



HONG-KONG(4): Gross written premiums were down 11%, as prior year revenues included internal transfers from pre-existing retirement plans (ORSO) to the Mandatory Provident Fund (MPF), which was introduced in the early part of 2001. Excluding these internal conversions, premiums were up 2%.

OTHER COUNTRIES: Revenues were up 19%. In Spain, revenues increased by 69% mainly due to three Group pension single premium contracts. Italy posted a significant growth, with premiums up 61% due to sales of guaranteed index-linked products, reflecting the early benefits of a bancassurance agreement signed last year and the growing success of the agent network.

----------------------
4 Following the change in the closing calendar of AXA Asia Pacific Holdings, all analyses are based on the January to September 2002 period compared to the January to September 2001 period.
5 refers to an eight-month period only as AXA Health was deconsolidated as of August 31,2002.

PROPERTY & CASUALTY: 22% OF CONSOLIDATED REVENUES
-------------------------------------------------

TOTAL PROPERTY & CASUALTY (NOTE: LARGE RISKS ARE INCLUDED IN THE INTERNATIONAL INSURANCE SEGMENT) GROSS WRITTEN PREMIUMS ROSE 5.1% TO EURO 12,497 MILLION IN THE FIRST NINE MONTHS OF 2002, RESULTING FROM STRONG RATE INCREASES IN ALL MAJOR EUROPEAN COUNTRIES COMBINED WITH STRICTER UNDERWRITING.

PERSONAL LINES (60% OF THE P&C PREMIUMS) showed moderate overall growth. Motor activities were flat, with lower premiums in the UK, due to better risk selection. Non motor activities increased by 4%, with most countries experiencing significant increases.
COMMERCIAL LINES (36% OF THE P&C PREMIUMS) improved substantially due to significant tariff increases. Commercial motor increased by 9% driven by strong growth in France, Ireland and Spain. Growth in commercial non-motor of 11% mainly came from the UK property and liability businesses, as well as strong tariff increases in Germany.

                                       * *
                                        *


                                   ----------------------------------------------------------------
Nine months ended
(Euro million)                      Sept 30,       Sept 30,          Change        Change on a
                                     2002           2001                           comparable
                                                                                     basis
---------------------------------------------------------------------------------------------------

PROPERTY & CASUALTY                    12 497         12 438          +1.2%             +5.1%
.. France                                3 439          3 274          +5.1%             +6.2%
.. Germany                               2 432          2 574          -5.5%             -1.8%
.. United Kingdom                        2 145          1 909         +12.3%            +10.5%
.. Belgium                               1 064          1 017          +4.6%             +4.2%
.. Other countries                       3 416          3 574          -4.4%             +6.3%
---------------------------------------------------------------------------------------------------


FRANCE: Revenues grew by 6% mainly attributable to successful rate increases in both personal and commercial lines, associated with a strict underwriting policy.

o PERSONAL: As a consequence of higher rates, premiums increased by 5% in both motor and non-motor branches.

o COMMERCIAL: Premiums grew by 8% overall, with motor, property and liability increasing by 9%, 11% and 3%, respectively.


GERMANY: Revenues decreased by 2% resulting from re-underwriting measures offsetting tariffs increases.
o PERSONAL: Premiums decreased by 4% due to lower premiums in motor (-5%) and liability, mainly as a result of re-underwriting measures and of increasing voluntary cancellations in property.
o COMMERCIAL: Premiums increased slightly by 2% benefiting from tariff increases offset by re-underwriting measures, especially in property.

UNITED KINGDOM: Premium increased by 11%, with strong growth in commercial lines more than offsetting the reduction in personal lines.
o PERSONAL: Premiums decreased by 2% driven by decreases on motor (-17%) and household (-8%), as a result of improved risk selection and the effect of policy count reductions in 2001, following the high rate increases at the end of 2000. This was partly offset by a strong growth in the Creditor accounts, mainly due to the Egg deal at the start of the year.
o COMMERCIAL: Premiums increased by 24%. Although motor premiums remained stable, property and liability increased by 26% and 40%, respectively. In Property, AXA succeeded in implementing targeted rate increases (+5% to +25%) and gained a number of large new accounts from competitors with capacity problems. In Liability, AXA mainly benefited from significant rate increases (+40%).


BELGIUM: Premiums increased by +4%.
o PERSONAL: Premiums were up by 4%, mostly driven by the motor business (+6%) which benefited from premium increases in third-party liability (+6%), further rate adjustments (+6% on a yearly basis) and continued growth of the number of contracts in portfolio (+1%).
o COMMERCIAL: Premiums increased by 5%, experiencing strong increases in Property (+23%) and Liability (+11%), mainly due to rate increases that offset portfolio erosion. Health premiums increased by 29%, due to the introduction of a medical assistance service concept, as well as co-insurance contracts.


OTHER COUNTRIES: Revenues increased by 6%. In Spain, Canada and Ireland, revenues were up 10%, 13% and 15%, respectively. The overall premium growth was mostly attributable to strong tariff increases in hardening markets.

ASSET MANAGEMENT: 5% OF CONSOLIDATED REVENUES
---------------------------------------------

DUE TO WEAK FINANCIAL MARKETS, ASSET MANAGEMENT FEES, WHICH REPRESENT 5% OF TOTAL REVENUES, DECLINED BY 4.0% TO EURO 2,627 MILLION. OVERALL, THE GROUP'S ASSET MANAGERS COLLECTED EURO 3 BILLION IN NET NEW MONEY.


                                       -------------------------------------------------------------
Nine months ended
(Euro million)                         Sept 30,      Sept 30,           Change       Change on a
                                         2002          2001                           comparable
                                                                                         basis
----------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                         2 627          2 801            -6.2%             -4.0%
.. Alliance Capital                       2 165          2 416           -10.4%             -5.8%
.. AXA Investment Managers                  461            367           +25.7%             +5.5%
.. National Mutual Funds Mgt*                 -             18               NA                NA
----------------------------------------------------------------------------------------------------


* National Mutual Funds Management is reported in the Life & Savings activities of Australia/New Zealand starting January 1, 2002.


ALLIANCE CAPITAL: Revenues were down 6%, due to lower distribution revenues and advisory fees, in line with lower average Asset Under Management ("AUM"), down 6% versus the same period last year. Institutional Research Services grew by 13% driven by higher NYSE volumes, increased market share, and the launch of European trading in the middle of the first quarter. During the third quarter, the negative trend deteriorated due to market turmoil with revenues falling 9%, driven by lower average AUM, down 12%.

AUM of Euro 374 billion at September 30, 2002 were down Euro 139 billion from December 31, 2001, mainly due to the negative impacts of market depreciation (Euro -85 billion) and exchange rate (Euro -49 billion). Net new money was negative (Euro -5 billion), as outflows in retail (Euro -11 billion), of which Euro -7 billion in short term cash management, were only partially offset by strong inflows in private clients (Euro 4 billion) and Institutional (Euro 2 billion).
Long-term flows were positive overall (Euro 2 billion).


AXA INVESTMENT MANAGERS: Revenues were up 6%(6) attributable to better performance fees and higher management fees stemming from higher average AUM (up 2%) and from a favorable change in product mix towards higher-fee products.

AUM decreased by Euro 9 billion from December 31,2001 level to Euro 268 billion at September 30, 2002, the combined negative impact of exchange rate and market depreciation (Euro -18 billion) being partly offset by positive net new money (Euro 9 billion).





------------------------
6 Net of inter-company transactions

INTERNATIONAL INSURANCE: 8% OF CONSOLIDATED REVENUES
----------------------------------------------------

INTERNATIONAL INSURANCE REVENUES ROSE 9.8% TO EURO 4,796 MILLION, VERSUS 17.3% IN THE FIRST HALF OF THE YEAR, DRIVEN BY CLOSE MONITORING AND REBALANCING OF REINSURANCE EXPOSURE, SELECTIVE UNDERWRITING AND SIGNIFICANTLY HIGHER PREMIUM RATES.


                                           --------------------------------------------------------
Nine months ended
(Euro million)                               Sept 30,   Sept 30,         Change      Change on a
                                               2002       2001                        comparable
                                                                                        basis
---------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                        4 796         4 404        +8.9%           +9.8%
.. AXA Corporate Solutions                      4 497         4 114        +9.3%           +9.7%
.. Assistance                                     294           283        +4.0%          +12.8%
.. Other transnational activities                   5             6       -21.9%          -21.9%
---------------------------------------------------------------------------------------------------


AXA CORPORATE SOLUTIONS: 94% OF INTERNATIONAL INSURANCE REVENUES
o REINSURANCE (69%): Revenues slightly increased by 5% to Euro 3,086 million, reflecting the positive impact of rate increases during the renewal campaign in Property & Casualty lines (91% of reinsurance revenues), partly offset by Euro 293 million in non recurring turnover in 2001 (multi-year treaty and September 11 reinstatement premiums) and some cancellations in Casualty Motor and Marine, due to a strict underwriting policy.
o INSURANCE (31%) : Premiums were up 24% to Euro 1,365 million, confirming the market premium rate increases and the revision of underwriting conditions applying to on-going business. This was partly offset by some cancellations in P&C and Marine.


                                       * *
                                        *
About AXA
---------
AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 906 billion in assets under management as of December 31, 2001 and reported revenues of approximately Euro 75 billion for 2001. Revenues as of September 30, 2002 were Euro 57 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                       * *
                                        *
This press release is also available on AXA Group web site: www.axa.com
                                                            -----------

                                       * *
                                        *

INVESTOR RELATIONS:                         MEDIA RELATIONS:
-------------------                         ----------------
Matthieu ANDRE: +33 1.40.75.46.85           Christophe DUFRAUX:+33.1.40.75.46.74
Caroline PORTEL: +1 212.314.6182            Barbara WILKOC: +1.212.314.3740
Laetitia de CHARENTENAY: +33 1.40.75.56.07  Clara RODRIGO: +33.1.40.75.47.22



CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.


APPENDIX 1- LIFE & SAVINGS - UL, GENERAL ACCOUNT, HEALTH AND OTHER REVENUES- 9 MONTHS 2002



                                  -----------------------------------------------------------------------------------------------
                                                                                                                   %UL
                                     Gross       Change on       Gross Written Premiums                      in Gross Revenues
                                    Revenues        a
                                    9M 2002      comparable
                                                   basis         --------------------------                 --------------------
                                                                                                Others*
                                                                 UL      Non UL     Health                    9M 2002   9M 2001

 --------------------------------  -------------------------    ---------------------------     --------    --------------------
 France                              7 675          -4.8%        1 218      6 269     188                          16%       33%
 United States                       9 237         +13.4%        4 617      4 059     132           430            50%       60%
 United Kingdom                      6 641          -2.2%        2 639      3 094     908                          40%       43%
 Japan                               4 859         +26.7%           91      4 097     671                           2%        4%
 Germany                             2 227           5.1%          130      1 593     504                           6%        5%
 Belgium                             1 179          -3.2%          106      1 073                                   9%       16%
 Australia & New-Zealand             1 569          -0.7%          456        611     433            69            29%       29%
 Hong Kong                             716         -10.9%          127        562      28                          18%       24%
 The Netherlands                       725          +4.7%          192        245     288                          26%       31%
 Italy                                 324         +60.7%          182        142                                  56%       38%
 Spain                                 678         +69.2%           17        662                                   2%        4%
 Others                                427         -16.4%           59        356       9             3            14%       26%

 --------------------------------  -------------------------    ---------------------------     --------    --------------------
 TOTAL                              36 259         + 5.8%        9 833     22 765    3 161          502            27%       35%


 * "Others" include all Non Insurance Business (Fees received from servicing business and fees on the sale of Mutual Funds)

APPENDIX 2 - LIFE & SAVINGS* - SPLIT BY BUSINESS LINES - 9 MONTHS 2002


                      --------------------------------------------------------------------------------------------------------------
                       Investment & Savings                 Life                     Health                Other written premiums
                      --------------------------------------------------------------------------------------------------------------
                      Contribution  Change on a  Contribution  Change on a  Contribution  Change on a   Contribution    Change on a
                        to gross    comparable     to gross    comparable     to gross     comparable     to gross       comparable
                        revenues     basis         revenues      basis        revenues      basis         revenues         basis
                      --------------------------------------------------------------------------------------------------------------

--------------------- --------------------------------------------------------------------------------------------------------------

France                      66%        -10%             3%          +9%            2%          +2%              29%            6%
United States               68%        +28%            21%          -5%            1%          -5%               5%          -26%
United Kingdom              78%         -2%             8%          -7%           14%          -1%
Japan                       46%        +88%            40%          -4%           14%          +8%
Germany                     16%         +9%            54%          +1%           23%         +12%               8%          +11%
Belgium                     86%         -3%            14%          -3%
Australia & New-Zealand     55%         -3%            13%          +1%           28%          +3%
Hong Kong                   28%        -31%            67%          -1%            4%         +22%               2%          +29%
The Netherlands             37%        +10%            23%         -12%           40%         +11%
Italy                       88%        +78%            12%          -5%
Spain                       91%        +16%             9%          -3%
Others                      42%        -14%            53%         -20%            2%          +7%               2%           +7%

--------------------- --------------------------------------------------------------------------------------------------------------
TOTAL                       63%        +10%            20%          -4%            9%           +5%              8%            0%
                      ------------               ------------               ------------               ------------

* The split by business lines excludes "others revenues" which represent 3% in the United-States, 4% in Australia/New-Zealand and 1% in both the Netherlands and "others".


                                                                             14




APPENDIX 3 - PROPERTY & CASUALTY - SPLIT BY BUSINESS LINES - 9 MONTHS 2002




                --------------------------------------------------------------------------------------------------------------------
                     Personal Motor        Personal Non Motor    Commercial Motor       Commercial Non Motor          Others
                --------------------------------------------------------------------------------------------------------------------
                 % Gross   Change on a   % Gross   Change on a  % Gross   Change on a  % Gross   Change on a  % Gross    Change on a
                 Written   comparable    Written   comparable   Written   comparable   Written    comparable   Written    comparable
                 Premiums   basis        Premiums    basis      Premiums    basis      Premiums    basis       Premiums      basis
                --------------------------------------------------------------------------------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
France               32%         +5%        20%         +5%        11%        +9%         37%        +7%
Germany              30%         -5%        30%         -2%         3%        -3%         23%        +2%          13%           0%
Belgium              37%         +6%        26%         +2%         6%        +6%         30%        +5%           1%         -41%
United Kingdom       20%        -17%        27%        +13%         8%        -1%         41%       +30%           4%         +36%
Spain                53%         +5%        15%         +9%        13%       +40%         18%       +10%          N/S          N/S
Italy                65%         -7%        28%         -3%        N/S        N/S          7%       +16%
Canada               42%        +12%        17%         +9%         9%       +11%         32%       +16%
Ireland              66%        +11%        14%        +24%        20%       +27%          1%       -49%
The Netherlands      17%         -7%        16%         +3%        34%        +2%         33%        -3%
Others               50%         +8%        34%         +9%        N/S        N/S         15%         0%           1%         -14%

---------------  -------------------------------------------------------------------------------------------------------------------
TOTAL                36%          0%        24%         +4%         8%       + 9%         28%       +11%           3%          +4%
                 ----------              ----------              ---------              ---------               ---------




                                                                             15